EDP – Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

Lisbon, Portugal 1250-162

February 27, 2006

VIA EDGAR

Michael Moran, Esq.

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	EDP – Energias de Portugal, S.A.
Form 20-F for the year ended December 31, 2004
Filed September 30, 2005
File No. 1-14648

Dear Mr. Moran:

Set forth below are the responses of EDP – Energias de Portugal, S.A. (“EDP” or the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated January 3, 2006 regarding the Company’s Form 20-F for the year ended December 31, 2004. The Staff’s comments, indicated by bold, are followed by the responses of the Company. Page references below are to the Form 20-F filed by the Company on September 30, 2005.

General

1. Please be advised that the instructions to Form 20-F require the consent of experts when their report is included in your Form 20-F. In this regard, please explain if you have filed such consent, and if so, where. See Item 10 – Additional Information - part G.

In accordance with instruction 1(a) to Item 10.G of Form 20-F, the Company has not filed a consent of experts because the Form 20-F filed by the Company on September 30, 2005 is an annual report rather than a registration statement.

Strategy, page 25

2. You indicate that you acquired operating control of Hidrocantábrico in 2001, the fourth largest electricity operator in Spain, which, in turn acquired Naturcorp, the second largest gas operator in Spain, in 2003, and in December 2004 acquired full control of Hidrocantábrico by increasing our stake to 95.7%. Explain what analysis, if any, was done with respect to FIN 46R with respect to your investment in Hidrocantábrico given that you indicate you had operating control of the entity.

Following its primary strategic focus on expanding its position in energy activities in the Iberian Peninsula, in 2001 EDP acquired 39.52% of Hidrocantábrico. The other major shareholders at the time were Energie-Baden-Württemberg AG (EnBW), with a 34.58% shareholding, and Caja de Ahorros de Asturias (CajAstur) and Caja de Seguros Reunidos,

Compañía de Seguros y Reaseguros, S.A. (Caser), with a combined 24.7% shareholding. Simultaneously, EDP entered into a shareholders agreement with EnBW, CajAstur and Caser with the objective of sharing the overall management of Hidrocantábrico by establishing joint operating control.

Having reviewed the terms of this shareholders agreement in the light of APB Opinion 18, EDP concluded that Hidrocantábrico should be considered a corporate joint venture. Based on the applicable consolidation method, as defined in APB Opinion 18, for U.S. GAAP purposes EDP applied the equity method of accounting for its investment in Hidrocantábrico from 2001 to 2003. From 2004, following EDP’s acquisition of an additional 56.2% shareholding, Hidrocantábrico is consolidated under the full consolidation method, as required by ARB 51 and SFAS no. 94.

EDP analyzed the applicability of FIN 46 (R) (as revised in December 2003) with respect to Hidrocantábrico and concluded that it should not be consolidated because Hidrocantábrico met the definition of a business as defined in appendix C of FIN 46 (R). It comprised a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.

EDP concluded that Hidrocantábrico is not a variable interest entity as defined by FIN 46 (R) because (i) it has substantial equity investment at risk in relation to the economic risks inherent in its activities, (ii) the shareholders, as a group, have the ability to make decisions that significantly affect the success of the company, and (iii) the shareholders, proportional to their shareholdings, are exposed to the economic risks of Hidrocantábrico and have the right to receive its economic rewards.

History and Overview, page 65

3. Explain how you are accounting for the put option that CajAstur holds regarding your recent acquisition of Hidrocantábrico in 2004. Please be detailed in your response citing all applicable local and US GAAP literature.

As discussed in Note 42 i) – Goodwill (page F-69), in December 2004 EDP increased its financial position in Hidrocantábrico from 39.52% to 95.7% of total shares, gaining control of the company. At that time, EDP entered into a shareholders agreement with CajAstur and Caser, which retained an aggregate shareholding in Hidrocantábrico of 3.1%. The shareholders agreement gives CajAstur and Caser certain veto rights which will preserve Hidrocantábrico’s links with the region of Asturias in Northern Spain. In addition, CajAstur has a long-term put option entitling it to sell its interest in Hidrocantábrico to EDP at a price indexed to the value of EDP’s ordinary shares.

As there is no specific accounting requirement under Portuguese GAAP for the accounting of put options, EDP applied the requirements of IAS 39. On this basis, the treatment under Portuguese GAAP was consistent with the U.S. GAAP requirements established by SFAS no. 133.

As at December 31, 2004, the CajAstur put option had an immaterial fair value. Changes in the fair value of Hidrocantábrico are in line with increases or decreases in the value of EDP because both companies are in the same core business and operate in the same market (the Iberian peninsula) and EDP owns 95.7% of Hidrocantábrico’s total shares, which is directly reflected in the price of EDP. Based on recent cash transactions, notably EDP’s acquisition of a 4.13% stake in Hidrocantábrico from Caser during 2004 for an implied equity value for 100% of Hidrocantábrico of €2,240 million, 3.1% of Hidrocantábrico represented €69.4 million. This compares with the exercise price of €67.8 million for the CajAstur put option. Due to the immateriality of the amounts involved, the Cajastur put option is not being accounted for in the Company’s Portuguese GAAP financial statements and financial information under U.S. GAAP.

The Company will continue to monitor changes in the fair value of the Cajastur put option and will recognize such changes through the Company’s profit and loss account as appropriate.

Critical Accounting Policies, page 103

Regulatory Assets and Liabilities and Tariff Adjustment, page 106

4. Prospectively, please enhance your regulatory discussion to reflect your recent acquisition of Hidrocantábrico. In this regard, it would be beneficial to provide an overview with respect to any applicable regulatory concerns or issues in Spain.

EDP notes the Staff’s comment and will enhance the regulatory discussion as requested in future filings. Based on the regulatory environment in Spain in existence as at December 31, 2004 and previous comparative periods, there were no regulatory assets and liabilities or tariff adjustments resulting from EDP’s Spanish operations. Consequently, for purposes of the annual report on Form 20-F for the year ended December 31, 2004, SFAS no. 71 was not applicable and there were no regulatory assets and liabilities or tariff adjustments to be disclosed in respect of EDP’s Spanish operations.

Liquidity and Capital Resources, page 126

Tabular Disclosure of Contractual Obligations, page 128

5. Please be advised that Release No. 34-47264 requires disclosure of finance obligations such as capital leases, and purchase obligations. To the extent either of these items is applicable; please revise your Form 20-F prospectively.

EDP notes the Staff’s comment and will disclose any applicable capital (finance) lease obligations and purchase obligations in future annual reports on Form 20-F.

Impact of Recently Issued US Accounting Standards, page 132

6. You disclose that through Energias do Brasil you engage in energy trading activities. In this regard, please provide a summary of all trading activities conducted by the company, or any subsidiary. Furthermore, explain to us what analysis you performed with respect to EITF Issue 02-3. Please be detailed in your response.

Through its subsidiary Enertrade S.A. (Enertrade), Energias do Brasil engages in certain energy trading activities (pages 86-87). Such activities consist of the purchase and sale of energy with EDP Group companies and with third parties.

The Company analyzed the purchase and sale contracts entered into by Enertrade with third parties for the three years ended December 31, 2004 in light of SFAS no. 133 and concluded that they qualify for the normal purchase and sales exclusion under paragraph 10(b)(4) and paragraph 58(b) of SFAS no. 133. It is the Company’s view that these contracts meet the criteria defined in these paragraphs because:

a)	Their terms require physical delivery of electricity and do not permit net settlement;

b)	The electricity to be delivered under the contracts involve quantities that are expected to be sold in the normal course of business;

c)	Through Enertrade, Energias do Brasil is engaged in selling electricity to retail and whole sale customers; and

d)	Through Enertrade, Energias do Brasil entered in these contracts in order to maintain sufficient capacity to meet the electricity needs of our customer base.

Based on the above, we concluded that the purchase and sale contracts fall under the scope exclusion of SFAS no. 133. Moreover, taking in consideration paragraph 14 and 17 of EITF 02-3, we did not mark to market these contracts in any of the three years ended December 31, 2004.

7. Explain to us what analysis was performed with respect to SFAS no. 143, and any preliminary conclusions reached with respect to FIN 47. In this regard, we note your disclosure regarding Hidrocantábrico’s ownership of a nuclear power plant. Furthermore, explain to us if you collect cost of removal, or any remediation costs in rates, and if so, how you are accounting for such collections. Also, explain where such amounts, if applicable, are classified on your consolidated balance sheets.

EDP, through its subsidiary Hidrocantábrico, has a 15.5% stake in the Trillo nuclear power plant. The Trillo plant’s other owners are Iberdrola (48%), Unión Fenosa (34.5%), major Spanish energy companies operating in the same sector as EDP, and Nuclenor (2%).

In accordance with Spanish legislation, Empresa Nacional de Residuos Radiativos, S.A. (Enresa) is responsible for the costs of dismantling, treatment and processing of radioactive waste after the nuclear plants end their generating activity. Enresa, which is not affiliated with EDP, is financed through the contribution, by all the electricity distribution companies, of a percentage of their tariff revenues.

The Trillo plant’s owners are responsible for the non-recoverable nuclear fuel that is expected to remain in the reactor and for the costs of decommissioning after the plant shut down, for an estimated period of three years until Enresa takes over responsibility for it.

In accordance with Portuguese GAAP, the Company estimated the fair value of the above-mentioned obligations and accrued a portion of that amount each period as an expense and as a liability. Therefore, as at December 31, 2004, the Company’s consolidated financial statements included a liability for the Trillo nuclear plant retirement cost in the amount of €4.4 million.

Under U.S. GAAP, as established by SFAS no. 143 and FIN 47, the Company capitalized the nuclear plant retirement costs by increasing the carrying amount of the related long-lived asset, in the amount of €15.3 million, and accounted for a liability in the same amount. Therefore, under U.S. GAAP the total liability for asset retirement obligations amounted to €19.7 million at December 31, 2004.

Note 8. Long term receivables, net, page F-16

8. Explain to us the nature of the local debt receivable which has a date of 1988 and your substantive reasons for assuming this remains collectible.

The amount of €178.1 million accounted for under “Customers – Local government – Debt at December 31, 1988” related to the overdue balances from local government entities existing as at December 31, 1988. Local government entities, which have a low credit risk, accumulated balances for several years prior to 1988. In recent years these debts were restructured and EDP entered into agreements with the majority of these entities providing for interest-free payments over a period of approximately 20 years. EDP receives monthly payments in accordance with the agreed restructured payment plan. These receivables are accounted for under SFAS no. 114. Annually, EDP performs an impairment test on this balance based on the actual collections and the estimated recoverable amount of the outstanding receivables. As at December 31, 2004, in accordance with SFAS no. 15 and SFAS no. 114, management reassessed the likelihood of collecting these debts. As at December 31, 2004, there is a provision of €88.2 million against these debts. This impairment was calculated based on the present value of the recoverable debts as specified by the restructuring terms.

On a separate note, explain how you account for gas, or electricity which is delivered at the end of an accounting period, but not yet billed. If material amounts of unbilled revenue exist at a period end, you should be disclosing such amounts separately.

Revenues regarding gas and electricity delivered at the end of an accounting period, but not yet billed, are accrued as at the balance sheet date based on recent average consumption, in accordance with the accounting policy described in Note 2 h) – Recognition of costs and revenues (page F-10).

Unbilled revenue, as at the balance sheet date, is disclosed in Note 5 – Accounts Receivable (page F-14) under the unbilled receivables caption and amounted to €40.8 million at December 31, 2004 (€85.2 million at December 31, 2003).

Note 23. Minority Interests, page F-37

9. Explain to us why your minority interest in Hidrocantábrico increased in light of your recent acquisition of the Group in 2004.

As explained in Note 42 i) p) (page F-55), EDP owned 39.52% of the share capital of Hidrocantábrico until December 2004. Under Portuguese GAAP, this investment was consolidated under the proportional method. Therefore, the minority interests in Hidrocantábrico subsidiaries, in the total amount of €437.8 million (as disclosed on page F-71), were proportionally consolidated by EDP, corresponding to an amount of €175.3 million. In other words, the amount of minority interests accounted for in our consolidated financial statements under Portuguese GAAP, as at December 31, 2003, only appropriated the proportion of minority interests attributable to the percentage of Hidrocantábrico that was owned by the EDP Group at that date (39.52%), corrected by the effect of treasury stock held. As the proportional method of consolidation is not permitted under U.S. GAAP, as stated in our response to comment 2 above, under U.S. GAAP this investment was accounted for under the equity method in accordance with APB Opinion 18.

In December 2004, EDP acquired an additional shareholding of 56.2% of Hidrocantábrico, increasing EDP’s total shareholding to 95.7%. Consequently, at December 31, 2004, this subsidiary was consolidated under the full consolidation method under Portuguese GAAP. As at December 31, 2004, the minority interest in Hidrocantábrico, in the amount of €535.4 million, includes an amount of €465.4 million corresponding to the minority interests in Hidrocantábrico subsidiaries and €70.0 million corresponding to the minority interests in Hidrocantábrico.

Therefore, under Portuguese GAAP, the increase in EDP’s shareholding in Hidrocantábrico from 39.52% to 95.7% led to a change in the consolidation method from proportional consolidation to full consolidation, increasing the amount accounted for under the minority interest caption in EDP’s consolidated financial statements.

Note 40. Commitments, page F-48

10. Prospectively, consider enhancing your guarantee discussion to provide a narrative description of your more material guarantees.

EDP notes the Staff’s comment and will enhance the guarantee discussion as requested in future filings. EDP expects the discussion to be substantially as follows:

At December 31, 2004, EDP had financial commitments not shown in its balance sheet amounting to €575.0 million. The total amount of guarantees of a financial nature issued by EDP S.A. were €294.4 million at December 31, 2004 and related to guarantees for financial debt raised at the level of certain of our subsidiaries. We have issued guarantees in respect of the financing required to build the Lajeado and Enerpeixe hydroelectric plants in Brazil. In the case of Lajeado, we have guaranteed a loan from BNDES, a Brazilian development bank, in the amount of €47 million maturing in 2012 and a local bond issue in the amount of €69 million maturing in 2011. In the case of Enerpeixe, we are guaranteeing a loan from BNDES in the amount of €76 million. The terms of this guarantee provide for its replacement by a guarantee from Energias do Brasil upon completion of construction and the start of operations of the project, subject to the project meeting certain ratios. In both cases, although there are other partners in the projects, EDP S.A. was required to issue the guarantee for the full amount of the financing on a joint and several basis and has obtained a counter indemnity from its partners in each of the projects. Thus, the reported amounts correspond to our participation in each of these projects.

We also have financial guarantees issued in favor of commercial banks in respect of debt raised by Electra, a Cape Verde utility, in the amount of €45 million maturing in 2007, SPE Macau, a Macau utility, in the amount of €22 million maturing in 2009, Elcogás, a Spanish power plant project, in the amount of €14.4 million maturing in 2005, and guarantees in favor of the European Investment Bank in respect of a €20 million loan extended by this financial institution to an EDP subsidiary engaged in a cogeneration project. The remainder relate to a large number of guarantees in small amounts that are required by law or regulation and have been issued in favor of public entities relating to such things as taxes, customs duties and excise.

EDP is also required to provide bank guarantees or corporate guarantees of an operational nature in the normal course of the EDP Group’s electricity generation and distribution businesses in order to comply with legal and regulatory requirements of the markets in which EDP operates. The principal guarantees correspond to guarantees in favor of OMEL (the Spanish market operator) to enable EDP Group subsidiaries to trade in the Spanish electricity pool, which guarantees amounted to €30 million at December 31, 2004 and are automatically renewed on an annual basis. In addition, we are also required to issue guarantees on behalf of our operating subsidiaries in favor of REN, the Portuguese grid operator, and DGGE, the Portuguese energy regulator.

In Spain, at December 31, 2004 our subsidiary Hidrocantábrico had outstanding third party guarantees amounting to €79.2 million. In the context of its operating activities of electricity generation and distribution, Hidrocantábrico is required to issue guarantees in favor of local public government entities and regulatory bodies. Hidrocantábrico’s outstanding financial guarantees at December 31, 2004 related to debt raised its affiliated companies, namely €37.6 million in favor of CajAstur in respect of debt raised by Hidrocantábrico’s telecommunications subsidiary Sociedad Promotora de las Telecomunicaciones en Asturias, S.A. and €12.7 million in favor of a syndicate of commercial banks in respect of a loan to Elcogás.

Energias do Brasil had outstanding corporate guarantees at December 31, 2004, supporting obligations of its subsidiaries, in the amount of 68.1 million Brazilian Reals, or reais (€18.8 million). Guarantees were provided in respect of payment obligations of its subsidiary CESA (a power generation company) in connection with a long-term loan agreement with BNDES. Guarantees were also provided to support obligations of Energias do Brasil’s subsidiary Enertrade in electricity purchase and sale agreements with five different counterparties, covering three months of power supply.

Note 42 i. Reconciliation to accounting principles generally accepted in the United States of America, page F-53

11. Explain why you have not provided a statement of cash flows prepared under US GAAP. See Item 17(c) (2)(iii) of the instructions to Form 20-F. Also, explain to us any material differences in how you define cash and cash equivalents, as compared to US generally accepted practice. We may have further comment.

The consolidated statement of cash flows as required by Item 17(c)(2)(iii) of Form 20-F is included on page F-5. This consolidated statement of cash flows is presented on a basis consistent with IAS 7, using the direct method. Additional disclosure detailing the breakdown of cash and cash equivalents is presented on page F-13 under Note 4 to the consolidated financial statements.

Although a net income and a shareholders’ equity reconciliation between Portuguese accounting principles and U.S. GAAP is presented in Note 42 i), no reconciliation of cash and cash equivalents is included because the U.S. GAAP adjustments had no impact on the cash and cash equivalents generated by the EDP Group in the years covered by the statement of cash flows.

The definition of cash and cash equivalents under Portuguese GAAP follows the definition of IAS 7 and is consistent with the requirements of SFAS no. 95, comprising only cash, short term and highly liquid investments. Therefore, EDP believes that the cash flow statement as reported is page F-5 follows U.S. generally accepted practice.

12. Provide to us a summary of your goodwill impairment testing as required by SFAS no. 142. Also, please explain where you quantified the telecommunications impairment in this footnote. Furthermore, explain to us how you concluded you did not have impairment with respect to your goodwill in EDP Brazil, especially in light of the economic downturn see[n] in re[c]ent years and the devaluation of the Brazilian Real.

In 2002, EDP adopted SFAS no. 142, which addresses how goodwill should be accounted for after its initial recognition.

In accordance with the requirements of SFAS no. 142, EDP tests goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is used to identify potential impairment losses and consists of a comparison between the fair value of a reporting unit and its carrying amount including goodwill. Whenever the fair value of a reporting entity exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and EDP performs step two of the impairment test, which measures the amount of impairment. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Previously recognized goodwill impairment losses are not subsequently reversed.

The fair value of a reporting unit is determined based on quoted market prices, when available, as adjusted by a control premium to reflect a controlling interest as suggested in paragraph 23 of SFAS no. 142, or is calculated as the present value of expected future cash flows based on independent valuations.

As at December 31, 2004, as a result of the impairment tests performed, EDP identified impairment losses to be recognized in respect of the information technology and telecommunications businesses in the total amount of €44.5 million (of which €9.5 million related to the telecommunications business and €34.8 million related to the IT business) that were charged to the profit and loss account for both Portuguese and U.S. GAAP purposes. These impairment losses are quantified and disclosed in Note 42 i) – Goodwill (page F-69).

In relation to Energias do Brasil, as at December 31, 2004, due to the fact the entity was not listed and therefore quoted market prices were not available, the entity’s fair value was determined by independent experts retained by EDP for this purpose, based on present value techniques using estimated future cash flows and current exchange rates. Based on the fair value determined, the goodwill related to EDP Brasil was considered not to be impaired.

EDP Brasil prepares its financial statements in Brazilian Real. These financial statements are converted into euros, the functional currency of the EDP Group, for the purpose of the preparation of the consolidated financial statements. Assets and liabilities are converted at the exchange rate in effect at the balance sheet date and revenues and expenses are converted at weighted average exchange rates for the period. Translation adjustments resulting from the process of translating Energias do Brasil’s financial statements into euros are included in reserves for Portuguese GAAP purposes and in other comprehensive income for U.S. GAAP purposes.

Therefore, the effect of the devaluation or appreciation of the Brazilian Real on the Energias do Brasil financial statements is reflected annually in the EDP consolidated financial statements as a result of the translation process.

13. To the extent applicable, please disclose your accounting treatment for foreign currency transactions and the aggregate transaction gain or loss recorded in your consolidated profit and loss accounts for the three years ended December 31, 2004. Please refer to paragraphs 15 and 30 of SFAS 52.

Foreign currency transactions are transactions denominated in currency other than euros, the Company’s functional currency, and are recorded at the exchange rate prevailing at the transaction date. Each asset, liability, revenue, expense, gain or loss arising from the transaction is measured and recorded in the functional currency of the recording entity by use of the exchange rate in effect at that date. Under Portuguese GAAP and U.S. GAAP (SFAS no. 52 paragraph 15) at each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the recording entity are adjusted to reflect the then-current exchange rate. The increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that generally is included in determining net income for the period in which the exchange rate changes. A transaction gain or loss, measured from the transaction date or the most recent intervening balance sheet date, whichever is later, realized upon settlement of a foreign currency transaction is generally included in the net income for the period in which the transaction is settled.

Under SFAS no. 52 paragraph 30, the disclosure of the aggregate transaction gain or loss for foreign currency transactions, included in the net income for the three years period ended December 31, 2004, is presented in Note 36 to the financial statements (page F-45) under the headings “Favorable currency exchange differences” and “Unfavorable currency exchange differences”.

*            *             *

In connection with the Company’s response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robin M. Bergen or John P. McGill of Cleary Gottlieb Steen & Hamilton LLP at 202-974-1514 or 202-974-1625, respectively.

Sincerely,

/s/ Rui Miguel Horta e Costa
Rui Miguel Horta e Costa
Chief Financial Officer

cc:	Robert Babula, Staff Accountant, U.S. Securities and Exchange Commission

H. Christopher Owings, Assistant Director, U.S. Securities and Exchange Commission